FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑                    Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2007

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company purchases its own securities through Goldman Sachs International. (02 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (18 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (03 January 2007)	Announcement Company announces issued share capital and total number of voting rights. (19 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (04 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (19 January 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (22 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (05 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (23 January 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (24 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (08 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (25 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (09 January 2007)	Announcement Company confirms equity acquisition in Chinese business. (26 January 2007)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 January 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (26 January 2007)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 January 2007)
Announcement Blocklisting six monthly return. (26 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (10 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (26 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (11 January 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (12 January 2007)	Annoucement Company purchases its own securities through Goldman Sachs International. (29 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (15 January 2007)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (16 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (30 January 2007)

Announcement Company purchases its own securities through Goldman Sachs International. (17 January 2007)	Announcement Company purchases its own securities through Goldman Sachs International. (31 January 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:18 02-Jan-07
Number	8780O
Diageo plc
02 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1009.48 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:13 03-Jan-07
Number	9528O
Diageo plc
03 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1011.69 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 04-Jan-07
Number	0204P
Diageo plc
04 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1018.11 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:08 05-Jan-07
Number	PRNUK-0501

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,857 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,970,917 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,716,677,308.
5 January 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:46 05-Jan-07
Number	0970P
Diageo plc
05 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 999.62 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:58 08-Jan-07
Number	PRNUK-0801

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 508 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,970,409 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,716,177,816.
8 January 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:30 08-Jan-07
Number	1767P
Diageo plc
08 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 992.51 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:27 09-Jan-07
Number	2562P
Diageo plc
09 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 988.81 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:46 10-Jan-07
Number	PRNUK-1001

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,380 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,964,029 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,715,334,196.
10 January 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:51 10-Jan-07
Number	PRNUK-1001

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985
Diageo plc (the ‘Company’) announces that:
1. it received notification on 10 January 2007 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 January 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 January 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.865.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	310,866

P S Walsh	575,991

Name of PDMR	Number of Ordinary Shares

S Fletcher	111,395

J Grover	152,472

A Morgan	106,963

G Williams	189,152 (of which 5,559 are held in the form of ADS*)
2. it received notification on 10 January 2007 from Lord Blyth, a director of the Company, that he has purchased 1,007 Ordinary Shares on 10 January 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.865.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 137,820.

3. it received notification on 10 January 2007 from Todd Stitzer, a director of the Company, that he has purchased 101 Ordinary Shares on 10 January 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.865.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,729.
10 January 2007

*      1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 10-Jan-07
Number	3344P
Diageo plc
10 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 982.44 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:44 11-Jan-07
Number	4097P

Diageo plc
11 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 988.52 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:01 12-Jan-07
Number	4869P
Diageo plc
12 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 350,000 ordinary shares at a price of 1003.78 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:20 15-Jan-07
Number	5653P
Diageo plc
15 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1000.93 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 16-Jan-07
Number	6289P

Diageo plc
16 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1002.46 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:20 17-Jan-07
Number	7088P
Diageo plc
17 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 995.30 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:25 18-Jan-07
Number	7863P
Diageo plc
18 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 991.40 pence per share.
END

Company	Diageo PLC
TIDM Headline	DGE Total Voting Rights
Released	14:05 19-Jan-07
Number	PRNUK-1901

TO:	Regulatory Information Service

PR Newswire

RE:	Transparency Directive’s transitional provision 6
Diageo plc — Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,993,452,353 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,964,029 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,712,488,324 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
19 January 2006.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:26 19-Jan-07
Number	8751P

Diageo plc
19 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 985.02 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:03 22-Jan-07
Number	9503P
Diageo plc
22 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 983.27 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 23-Jan-07
Number	0310Q
Diageo plc
23 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 984.30 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:55 24-Jan-07
Number	0980Q

Diageo plc
24 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 375,000 ordinary shares at a price of 993.38 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 25-Jan-07
Number	1758Q
Diageo plc
25 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1001.71 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo confirms equity aquis
Released Number	15:06 26-Jan-07 2300Q
26 January 2007
Diageo confirms equity acquisition in Chinese business
In connection with its proposed acquisition of 43% of the equity of Sichuan Chengdu Quanxing Group Co., Ltd., Diageo Highlands Holding B.V. has made a formal announcement regarding the terms of the agreement to the Shanghai Stock Exchange on 27 January 2007. Diageo plc accordingly makes the following announcement to the London Stock Exchange:

Further to an equity interest transfer agreement dated 11 December 2006, as amended on 23 December 2006, Diageo Highlands Holding B.V., a subsidiary of Diageo plc, will acquire 43% of the equity of Sichuan Chengdu Quanxing Group Co., Ltd. (“Quanxing”) from Chengdu Yingsheng Investment Holding Co., Ltd., subject to certain closing conditions.
Quanxing holds 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Co., Ltd. (“ShuiJingFang”), a leading maker of premium traditional Chinese liquor, or baijiu. ShuiJingFang is listed on the Shanghai Stock Exchange. The agreed purchase price for the 43% equity interest is RMB 517,194,200, which will be funded from internal sources.
Diageo Highlands Holdings B.V. expects the transaction to complete shortly.
For further information contact:

Media Relations:

Jennifer Crowl	+44 (0)20 8978 8647 media@diageo.com

Investor Relations:

Sandra Moura	+44 (0)20 7927 4326 investor.relations@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JεB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:41 26-Jan-07
Number	PRNUK-2601

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,600 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,962,429 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,710,314,924.
26 January 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting — Interim Review
Released	15:47 26-Jan-07
Number	PRNUK-2601
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of return: From 1 July 2006 to 31 December 2006

4.	Number and class of share(s) (amount	925,138
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	8,852
	under scheme during period:

6.	Balance under scheme not yet issued/	916,286
	allotted at end of period

7.	Number and class of share(s) (amount	5,500,000 (ref 2882 1994)
	of stock/debt securities) originally
	listed and the date of admission;	18,405,871 (1999)
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,998,848,225
(Including 280,975,774 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Hannah Shepherd	Telephone: 020 7927 5635
Person making return Name: J Nicholls

Position;	Deputy Company Secretary	Signature	/s/ J Nicholls

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of return: From 1 July 2006 to 31 December 2006

4.	Number and class of share(s) (amount	488,982
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	0
	under scheme during period:

6.	Balance under scheme not yet issued/	488,982
	allotted at end of period

7.	Number and class of share(s) (amount	4,250,000
	of stock/debt securities) originally
	listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,998,848,225
(Including 280,975,774 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Hannah Shepherd	Telephone: 020 7927 5635
Person making return Name: J Nicholls

Position;	Deputy Company Secretary	Signature	/s/ J Nicholls

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Diageo Associated Companies Share Plan

3.	Period of return: From 1 July 2006 to 31 December 2006

4.	Number and class of share(s) (amount	448,426
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	4,128
	under scheme during period:

6.	Balance under scheme not yet issued/	444,298
	allotted at end of period

7.	Number and class of share(s) (amount	10.03.03 775,000
	of stock/debt securities) originally
	listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,998,848,225
(Including 280,975,774 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Hannah Shepherd	Telephone: 020 7927 5635
Person making return Name: J Nicholls

Position;	Deputy Company Secretary	Signature	/s/ J Nicholls

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of return: From 1 July 2006 to 31 December 2006

4.	Number and class of share(s) (amount	66,459
of stock/debt security) not issued
under scheme

5.	Number of shares issued/allotted	0
	under scheme during period:

6.	Balance under scheme not yet issued/	66,459
	allotted at end of period

7.	Number and class of share(s) (amount	10.6.92
	of stock/debt securities) originally
	listed and the date of admission;	15.1.02 1,288,978
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,998,848,225
(Including 280,975,774 treasury shares)

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Hannah Shepherd	Telephone: 020 7927 5635
Person making return Name: J Nicholls

Position;	Deputy Company Secretary	Signature	/s/ J Nicholls

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type

1.	Name of company: Diageo plc

2.	Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme

3.	Period of return: From 1 July 2006 to 31 December 2006

4.	Number and class of share(s) (amount	52,982
	of stock/debt security) not issued
	under scheme

5.	Number of shares issued/allotted	0
	under scheme during period:

6.	Balance under scheme not yet issued/	52,982
	allotted at end of period

7.	Number and class of share(s) (amount
	of stock/debt securities) originally	9.2.96
	listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
2,998,848,225
(Including 280,975,774 treasury shares

Contact for queries:	Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Hannah Shepherd	Telephone: 020 7927 5635
Person making return Name: J Nicholls

Position;	Deputy Company Secretary	Signature	/s/ J Nicholls

END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 18:08 26-Jan-07 2562Q
Diageo plc
26 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1002.16 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 14:40 29-Jan-07 PRNUK-2901

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,189 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,961,240 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,709,916,113.
29 January 2007
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:59 29-Jan-07 3245Q
Diageo plc
29 January 2007

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1002.07 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:20 30-Jan-07 PRNUK-3001
TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 583,832 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 939.63 pence per share.
Following this release, the Company holds 280,377,408 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,710,099,945.
30 January 2007
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 16:52 30-Jan-07 4030Q

Diageo plc
30 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 999.66 pence per share.
END

Company TIDM Headline Released Number	Diageo PLC DGE Transaction in Own Shares 17:46 31-Jan-07 5100Q
Diageo plc
31 January 2007
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 550,000 ordinary shares at a price of 996.40 pence per share.
END

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 9 February 2007	By	/s/ J Nicholls
		Name:	J Nicholls
		Title:	Deputy Company Secretary